SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 26, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Business solutions through information technology	ISO 9001 Certified
Group CGI Inc. 1130 Sherbrooke St. W 7th Floor Montreal, QC H3A 2M8 Tel. (514) 841-3200 Fax. (514) 841-3299 www.cgi.com

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI ANNOUNCES ADJUSTMENTS TO SENIOR MANAGEMENT

Montreal, Quebec, July 26, 2006 - CGI Group Inc. (CGI) announced today its decision to make some adjustments to the responsibilities of its senior management, effective immediately.

André Imbeau, Founder and currently Executive Vice-President and Chief Financial Officer (CFO), is appointed Executive Vice-Chairman of CGI. In his new role, André will focus on strategic initiatives leading to value creation, including major transactions and financing as well as key client relationships. André will report to Serge Godin, Founder and Executive Chairman of CGI.

“Together with Serge, we have built and led CGI for more than 30 years and the opportunities in front of our Company are as exciting as ever,” said André Imbeau. “Our marketplace is vibrant and we intend to exploit major growth opportunities while remaining true to our dream of creating an environment in which we enjoy working together towards building a company we can be proud of.”

Concurrently, David Anderson, CGI’s Senior Vice-President and Corporate Controller is appointed to the role of Executive Vice-President and CFO of the company. In this capacity, David will report to Michael E. Roach, President and CEO. David will also join the CGI Executive Committee which consists of Serge Godin, Paule Doré, André Imbeau and Michael E.Roach.

“I would like to thank the members of the Executive Committee as well as the members of the Board of Directors for the opportunity to serve as CFO,” commented David. “Over the past eight years, I have seen first hand the commitment of this team and look forward to contributing to the ongoing success and growth of this great company.”

“David's professional experience, his intimate knowledge of CGI and his industry background make him well-suited for this key leadership position” added Michael E. Roach. “We look forward to the contribution he will make as he leads our global financial team worldwide.”

David Anderson has close to 30 years of experience in senior financial roles within the technology and services industry. He joined CGI eight years ago in Treasury before becoming Senior Vice-President and Corporate Controller in 2001.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe, Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

Investors:

Lorne Gorber

Vice-President, Investor Relations and

Corporate Communications

(514) 841-3355

Media:

Philippe Beauregard

Director, Public Affairs

(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: July 26, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary